UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ------------------
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                   WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    971892104
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                                 (CUSIP Number)


                              Andrew A. Wiederhorn
                   c/o Wilshire Financial Services Group Inc.
                             1776 SW Madison Street
                             Portland, Oregon 97205
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)


                                     5/12/99
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 971892104               SCHEDULE 13D                 Page 2 of 6 Pages



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   1   NAME OF REPORTING PERSON
       Andrew A. Wiederhorn

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       (Intentionally omitted)


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS
       N/A
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [ ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             608,689
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       608,689

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       608,689

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

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  14   TYPE OF REPORTING PERSON

       IN


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

CUSIP No. 971892104            SCHEDULE 13D              Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       Tiffany Wiederhorn

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally omitted)
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*                                     PF




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            495,057
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             608,689
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             495,057
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       608,689

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       608,689

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN


--------------------------------------------------------------------------------

CUSIP No. 971892104            SCHEDULE 13D              Page 4 of 6 Pages



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   1   NAME OF REPORTING PERSONS                              TIMM, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally omitted)
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


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   4   SOURCE OF FUNDS                                     WC




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware



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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            100,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             100,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

       100,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.8%



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  14   TYPE OF REPORTING PERSON         PN



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


Item 5.   Interest in Securities of the Issuer

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:



Name                            Number of Shares                      Percentage
Andrew Wiederhorn               608,689(1)                            5.3%
Tiffany Wiederhorn              608,689(2)                            5.3%
TTMM, L.P.                      100,000                               0.8%

______

(1) Includes 608,689 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 13,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Andrew Wiederhorn disclaims beneficial ownership of such shares of Common Stock.

(2) Includes 100,000 shares of Common Stock owned by TTMM, L.P. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also Includes 13,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock.

                                    Signature

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity, certifies that the information set forth in this Statement is true, complete and correct.


May 12, 1999                               ______________________________
                                           Andrew Wiederhorn


May 12, 1999                              *______________________________
                                           Tiffany Wiederhorn


May 12, 1999                               TTMM, LP

                                           By: IVY CAPITAL PARTNERS, L.P.,
                                               its general partner

                                           By: WIEDERHORN FAMILY LIMITED
                                               PARTNERSHIP, its general partner

                                           By:*________________________
                                               Tiffany Wiederhorn,
                                               its general partner


* By:_______________________________
      Andrew A. Wiederhorn
      Attorney-in-fact